

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z



Our ref: ANN2005/UOB2005/UOB-A03/sc/atl

7 January 2005



File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

05005312

SUPPL

APPOINTMENT OF NOMINATING COMMITTEE MEMBER

Dear Sir

We enclose a copy of our announcement dated 7 January 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED



Vivien Chan
Company Secretary

Enc





UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

APPOINTMENT OF NOMINATING COMMITTEE MEMBER

ANNOUNCEMENT

Singapore, 7 January 2005 – We are pleased to announce that Mr Ngiam Tong Dow, an independent director of United Overseas Bank Limited, has been appointed as a member of the Nominating Committee with effect from 7 January 2005.

Mrs Vivien Chan
Company Secretary